COMMON SENSE TRUST
TRUSTEES RETIREMENTS PLAN
Common Sense Trust (the "Trust"), a registered investment company having its principal office at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, has adopted this Retirement Plan ("Plan") for its Independent Trustees (as defined herein) in order to recognize and reward the valued services provided by such trustees to the Trust.
An Independent Trustee is a trustee who is not an officer, director or employee of Van Kampen American Capital Asset Management, Inc., or any affiliated person thereof.
The Trust is responsible for the payment of the retirement benefits, as well as all expenses of administration of this Plan, including without limitation all administrative, accounting and legal fees. This Plan is separate and distinct from any other retirement plan adopted by any other investment company in the Van Kampen American Capital Group of Funds and all rights, duties, responsibilities and obligations under this Plan shall be between the Trust and its Independent Trustees.
This Plan shall be administered by the Nominating Committee of the
Trust.
To be eligible to receive retirement benefits under this Plan, an Independent Trustee may retire upon attaining the age of 67 and must retire as of the last day of the calendar year in which he or she attains the age of 75. The retirement benefit shall be based upon the highest total annual compensation (i.e. annual retainer and board and committee meeting fees) the retiring Independent Trustee received in any of the three calendar years preceding such Independent Trustee's termination of service. Such retirement benefit shall begin at 50% of such total compensation for any Independent Trustee with five (5) years of service and shall increase by 10% for each year of service by such Independent Trustee in excess of five (5) years of service up to a maximum amount of 100% of the compensation for any Independent Trustee who has completed ten (10) or more years of service, as set forth in the following table:
Years of Service
Percentage of Compensation
Less than 5
0%
5
50
6
60
7
70
8
80
9
90
10 or more
100%

Such aggregate amount of the retirement benefit will be fixed at the date of retirement and shall be payable for each of the ten (10) years commencing in the calendar year in which the Independent Trustee retires. Payment will be made at the end of each calendar quarter to the Retired Independent Trustee in forth(40) equal installments, commencing on the first business day of the calendar quarter following the date on which the Independent Trustee retires. Notwithstanding the foregoing, any Independent Trustee who is seventy-five (75) years of age or older on the date this Plan is adopted by the Trust will receive a retirement benefit as determined by a resolution of the board of directors of the Trust adopted in conjunction with the adoption of this Plan and conforming in all other respects to the provisions of this Plan.
No retirement payment benefit may be anticipated, pledged, assigned, either in law or equity, alienated, attached, garnished, levied or subject to any other legal or equitable process. All payments under this Plan are subject to the condition that the recipient's conduct not be inconsistent with the Code of Ethics established by the Trust and such payments may be discontinued at any time if in the sole judgment of the Nominating Committee the recipient's conduct in inconsistent with such Code.
An Independent Trustee may receive retirement benefits under this Plan even if he or she retires before age 67 after five (5) years of service as an Independent Trustee of the Trust if the Nominating Committee in its sole judgment determines that as a consequence of ill health, disability or for any other reason the earlier retirement date is appropriate.
In the event of a retired Independent Trustee's death prior to complete distribution under this Plan, such Independent Trustee's beneficiary designated by his or her in writing to the Trust shall receive the remaining retirement benefits in installments or in a lump sum as determined by the Nominating Committee. The lump sum shall be an amount equal to the present value of the remaining retirement benefit as determined in good faith by the Nominating Committee. Such a lump sum shall be paid by the Trust to the Independent Trustee's estate in the event the Independent Trustee survives his or her beneficiary or if no beneficiary had been designated.
In the event an Independent Trustee's death occurs after five (5) years of service, the Independent Trustee's beneficiary shall receive the amount of the applicable retirement benefit in installments or a lump sum as determined by the Nominating Committee. In the event the Independent Trustee survived the beneficiary or no beneficiary was named, the Trust shall pay a lump sum amount equal to the present value of the applicable retirement benefit to the Independent Trustee's estate.
In the event of a liquidation, dissolution or winding up of the Trust or distribution of all or substantially all of the Trust's assets and property, the Trust shall pay to each Independent Trustee serving as a trustee of the Trust on the effective date of such liquidation, dissolution, winding up or distribution a lump sum amount equal to the present value of the applicable retirement benefit using the effective date of such liquidation, dissolution, winding up or distribution as the date of such Independent Trustee's termination of service, unless such Independent Trustee continues to serve on the board of a successor fund with a retirement plan at least as favorable as this Plan. In the event an Independent Trustee terminates service prior to such liquidation, dissolution, winding up or distribution and such Independent Trustee (or his or her beneficiary) is then receiving payment of benefits at the time of such liquidation, dissolution, winding up or distribution, the Trust shall pay to such Independent Trustee (or his or her beneficiary) on the effective date of such liquidation, dissolution, winding up or distribution a lump sum amount equal to the present value of the remaining retirement benefit due to such Independent Trustee (or his or her beneficiary).
This Plan does not create a right for any Independent Trustee to be renominated nor is there any duty on the part of the members of the Nominating Committee or the board to renominate a person for election as a trustee.
The contingent obligations of the Trust under this Plan shall be accounted for in accordance with generally accepted accounting principles. Upon the retirement of an Independent Trustee, the Trust at its option may purchase an annuity contract to meet its obligation in respect of the Independent Trustee.
The Trust at any time may terminate this Plan or, from time to time, may modify or change this Plan provided, however, that the right of an Independent Trustee to receive payments under this Plan shall become fixed upon five (5) years of service and no termination, modification or change shall affect his or her rights to receive the payments to which he or she was entitled under this Plan.
This Plan shall not be a qualified plan under Section 401 of the Internal Revenue Code and need not be submitted for approval of shareholders.
This Plan and any modification, change or termination shall be approved by a majority of the Trustees who are not "interested persons" of the Trust or "interested persons" of any investment adviser of the Trust and by a majority of the Board as a whole.


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